UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 1-11607

DTE ENERGY COMPANY SAVINGS
AND STOCK OWNERSHIP PLAN
(Full title of the plan)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE Energy Company Savings and Stock Ownership Plan

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2016

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2015, referred to as “supplementary information,” has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE Energy Company Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
	(In thousands)
ASSETS
Investment in DTE Energy Master Plan Trust, at fair value (Note 4)	$1,400,291	$1,444,845
Notes receivable from participants	23,758	24,100
Net Assets Available for Benefits	$1,424,049	$1,468,945

See accompanying Notes to Financial Statements

DTE Energy Company Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2015
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Dividends and interest	$7,437
Interest on loans to participants	1,053
8,490
Contributions:
Employer	31,557
Participant	57,322
Rollover	3,563
92,442
Total Additions	100,932

Deductions from Net Assets Attributed to:
Net depreciation in fair value of investment in DTE Energy Master Plan Trust	(17,764)
Distributions and withdrawals	(125,414)
Investment advisory and other fees	(1,142)
Net transfers to other sponsored plans and other	(1,508)
Total Deductions	(145,828)

Net Decrease	(44,896)

Net Assets Available for Benefits
Beginning of year	1,468,945
End of year	$1,424,049

See accompanying Notes to Financial Statements

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements

NOTE 1 — PLAN DESCRIPTION
The following description of the DTE Energy Company Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.
General
The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of DTE Electric Company (DTE Electric), DTE Gas Company (DTE Gas), DTE Enterprises, Inc., DTE Energy Corporate Services, LLC (DTE LLC), Citizens Gas Fuel Company (Citizens Gas), and Midwest Energy Resources Company (MERC), otherwise referred to as the "Company" or "Companies," and the DTE Energy Company non-regulated affiliates (Participating Affiliates), excluding employees of DTE Electric, DTE Gas, MERC, and certain employees of the Participating Affiliates who are represented by collective bargaining agreements, are eligible to participate in the Plan as soon as administratively practicable upon hire. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as the DTE Electric Plan, the MCN Plan, and the Citizens Plan. Participation in the subdivisions may be dependent upon the defined benefit plan in which the employee participates.
DTE LLC is the sponsor of the Plan. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plan (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plan's investment options and any investment manager that may be appointed under the DTE Energy Master Plan Trust (Master Trust). Great-West Trust Company, LLC is the Plan Trustee (Trustee), and Empower Retirement is the Plan recordkeeper (Recordkeeper).
Investment management fees, brokerage fees, transfer taxes, and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the funds.
Contributions
A participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation, annually. In the event a DTE Electric Plan or MCN Plan participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the plan year will automatically be deemed to be Employee After-tax Contributions, unless the participant is eligible for, and has elected to participate in, the DTE Energy Company Supplemental Savings Plan (SSP). Participants in the Citizens Plan will have their contributions automatically stopped when they reach the maximum amount permitted by the IRC, unless the participant is eligible for, and has elected to participate in, the SSP. If a participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Company Contributions, and Non-Elective Contributions) reach the IRC limit for the plan year, the participant's contributions will be stopped or refunded, as applicable, unless the participant is eligible to participate in the SSP. For participants who are eligible and have elected to participate in the SSP, contributions continue on a pre-tax basis to the SSP once an IRC limit is reached.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

•
For the DTE Electric Plan, the Company Contributions are 100% of the first 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions, and 50% of the next 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions, which in the aggregate exceed 8% of basic compensation.

•
For the MCN Plan, all participants receive Company Contributions equal to 100% of the first 6% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions which in the aggregate exceed 6% of basic compensation. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

•
For the Citizens Plan, for participants who have attained two years of service, the Company Contributions are 100% up to the first 5.5% of Tax Deferred Contributions and Roth 401(k) Contributions, as long as the participant's Tax Deferred Contributions and Roth 401(k) Contributions are at least 5.5%. For participants who have completed 20 years of service, the Company Contributions are increased to 6% of Tax Deferred Contributions and Roth 401(k) Contributions, as long as the participant's Tax Deferred Contributions and Roth 401(k) Contributions are at least 6%.

•
For non-represented employees of DTE Electric, DTE Gas, DTE LLC, Citizens Gas, or DTE Enterprises, Inc., or employed by the Company and designated as supporting one or more of these employers, who are hired or rehired on or after January 1, 2012, and for all non-represented employees of MERC and DTE Gas Enterprises, LLC, and all non-represented non-hourly employees of DTE Energy Services and for all employees of DTE LLC - Strategy and Corporate Development as of January 1, 2013, the following also applies:

(1)
In addition to the Company contributions noted above for the DTE Electric Plan, the Company will make a Non-Elective Contribution each pay period, equal to 4% of the participant's eligible compensation. No loans or other withdrawals may be made from these Non-Elective Contributions while the participant is actively employed.

(2)
These participants are treated as having elected to increase their pay reduction agreement by 1% of his or her eligible compensation to make before-tax contributions as of the first pay period in each plan year with a pay date after March 31, unless:

a.	The participant's pay reduction agreement in effect on March 31, is for at least 10% of the participant's eligible compensation; or

b.
The participant makes an affirmative election after the first day of the plan year and no later than March 31, of the plan year to not have this increase apply as of the first pay period in that plan year with a pay date after March 31. An election applies only to the plan year in which the election was made and not to any subsequent plan year.

Catch-Up Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company and Participating Affiliates have made their contributions to the Trustee with respect to a plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Tax Deferred Contributions and Employee After-tax Contributions are paid to the Plan when amounts can be reasonably segregated. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.
Participant Accounts
Each participant's account is credited with the participant's contributions, including eligible Direct Rollover Contributions, Company Contributions, Non-Elective Contributions, and investment earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Vesting
Tax Deferred Contributions, employee after-tax contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions, as well as Company Contributions for employees who hired prior to January 1, 2007, are fully vested at all times. For employees hired on or after January 1, 2007, Company Contributions and Non-Elective Contributions will vest according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
In addition, a participant will have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, (c) death, (d) termination of the Plan, or (e) in some cases, in connection with the sale of a business.
Investment Options
Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
The Company Contribution and Non-Elective Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution and Non-Elective Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution or Non-Elective Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions and Non-Elective Contributions from the DTE Energy Stock Fund to one or more investments at any time. Effective beginning February 2016, the Non-Elective Contribution will be initially invested in the Target Date Fund that aligns with the participant's date of birth. Participants can elect to transfer Non-Elective Contributions from Target Date Fund to one or more investments at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant's election.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Administrative and Brokerage Fees
A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., investment management fees and other operating expenses) are used to cover expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. Participant fees relating to participation in the Master Trust's Self Directed Account are included in individual transactions within that account.
For the DTE Energy Stock Fund, brokerage, commission, and other fees connected with the purchase and sale of securities are paid by participants who have invested in the fund.
Plan administration fees cover the day-to-day expenses of administering the Plan. These costs are paid fully by the Company. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant in the DTE Electric Plan. For participants in the MCN Plan and the Citizens Gas Plan, shares with respect to which the Trustee does not receive voting instructions will be voted by the Trustee in the same proportion as shares for which the Trustee receives voting instructions.
Distributions, Withdrawals, and Loans
Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (but generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the participant's principal residence due to casualty loss.
Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions (if applicable), Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which may be a principal residence loan.
Subject to certain terms and conditions, a participant may initiate a general purpose loan for a period of one to five years, or a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50% of the participant's account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the participant's account, then transferred to the participant's loan account and paid in cash to the participant by the Trustee. Loan repayments of principal and interest are invested as received according to the participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Amendments
There were no significant plan amendments in 2015.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Participating Affiliates
Other affiliated companies of DTE Energy Company may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.
Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest and secured by a portion of the participant’s account balance as collateral. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Master Trust invests in various securities, including short-term investments, equity funds, fixed income funds, target date funds, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.
A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 2, 2015 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is qualified under Sections 401(a) and 401(k) of the IRC. The Plan Administrator is not aware of any unrecognized tax benefits as of December 31, 2015 or 2014. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2012.

NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the DTE Gas Company Investment and Stock Ownership Plan.
The Plan’s investment in the Master Trust in the Statements of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 66% at December 31, 2015 and 2014, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Participant and Employer Contributions, and Distributions and withdrawals.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

A summary of the Master Trust assets as of December 31, 2015 and 2014 is as follows:

	December 31,
	2015	2014
	(In thousands)
Investments, at fair value
Short-term investments	$127,055	$134,062
Equity funds	1,052,082	1,084,771
Fixed income funds	334,716	328,019
Target date funds	200,042	193,741
Participant directed brokerage	21,241	20,017
Company common stock	388,054	415,161
Other	12,247	15,741
Assets held in Master Trust	$2,135,437	$2,191,512
The Plan's interest in the Master Trust represents investments of 5% or more of Net Assets Available for Benefits at December 31, 2015 and 2014.
The following is a summary of investment gains (losses) in the Master Trust for the year ended December 31, 2015:

Year Ended December 31,
2015
(In thousands)
Interest, dividends, and other	$14,046
Net depreciation in equity funds	(2,248)
Net appreciation in fixed income funds	2,483
Net depreciation in target date funds	(1,015)
Net depreciation in company common stock	(29,581)
Net depreciation in other	(917)
Total investment loss	$(17,232)
The following tables present investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2015 and 2014:

	Redemption	2015
	Frequency	Level 1	Level 2	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$127,055	$127,055
Equity funds	Daily	—	1,052,082	1,052,082
Fixed income funds	Daily	—	334,716	334,716
Other	Daily	—	12,247	12,247
Common collective trusts:
Target date funds	Daily	—	200,042	200,042
Participant directed brokerage	N/A	21,241	—	21,241
Company common stock	N/A	388,054	—	388,054
Total Investments at fair value		$409,295	$1,726,142	$2,135,437

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

	Redemption	2014
	Frequency	Level 1	Level 2	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$134,062	$134,062
Equity funds	Daily	—	1,084,771	1,084,771
Fixed income funds	Daily	—	328,019	328,019
Other	Daily	—	15,741	15,741
Common collective trusts:
Target date funds	Daily	—	193,741	193,741
Participant directed brokerage	N/A	20,017	—	20,017
Company common stock	N/A	415,161	—	415,161
Total Investments at fair value		$435,178	$1,756,334	$2,191,512
Level 2 assets, which are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund, do not have any unfunded commitments at December 31, 2015 and 2014. There are no restrictions on redemption at December 31, 2015 and 2014, and the assets can be redeemed from the Plan at any time.
The Plan had no Level 3 assets at December 31, 2015 and 2014. The Plan has a policy that transfers between levels are recognized at the end of a reporting period. There were no significant transfers between levels of the fair value hierarchy during 2015.
Short-Term Investments
This conduit fund represents certain short-term fixed income securities and money market investments that are managed in a commingled fund. Pricing for the commingled fund is obtained from quoted prices in actively traded markets of the investments and securities held in the commingled fund, and the fund is classified as a Level 2 asset.
Equity Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding large, mid, and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The equity conduit funds are classified as Level 2 assets.
Fixed Income Funds
These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and commingled funds are priced based upon the individual securities held in the respective fund. These fixed income conduit funds are classified as Level 2 assets.
Target Date Funds
This category consists of commingled funds that modify their stock, bond, and money market asset allocations that are intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.
Participant Directed Brokerage
Holdings within the participant directed brokerage account are mutual funds or exchange traded funds (ETF) holding all types of assets. The mutual funds and ETFs are priced based upon the individual securities held in the mutual fund or ETF and are classified as Level 1 assets.

DTE Energy Company Savings and Stock Ownership Plan

Notes to Financial Statements — (Continued)

Company Common Stock
For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the Plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.
Other
These conduit funds consist of mutual or commingled funds that primarily hold global assets, U.S. Treasury Inflation Protected Securities (TIPS), commodities, and real estate investment trusts. Mutual and commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The conduit funds are classified as Level 2 assets.

NOTE 5 — DTE ENERGY STOCK FUND
Significant components of the changes in Net Assets Available for Benefits in 2015 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

Year Ended December 31,
2015
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Dividends and interest	$7,290
Interest on loans to participants	97
7,387
Contributions:
Employer	32,192
Participant	3,682
Rollover	560
36,434
Other	355
Total Additions	44,176

Deductions from Net Assets Attributed to:
Net depreciation in fair value of investment in the DTE Energy Master Plan Trust	(15,830)
Distributions and withdrawals	(21,433)
Interfund transfers and other	(21,779)
Total Deductions	(59,042)

Net Decrease	(14,866)

Net Assets Available for Benefits
Beginning of year	223,600
End of year	$208,734

NOTE 6 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS
Certain Master Trust investments are shares of commingled funds managed by the Plan’s sub-custodian, JPMorgan Chase. The Master Trust also holds shares of DTE Energy Company common stock. Therefore, these transactions qualify as party-in-interest transactions.

Supplementary Information

DTE Energy Company Savings and Stock Ownership Plan
Federal Employer Identification Number: 20-5898509; Plan Number: 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value (In thousands)
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 12.00% maturing through 2040	$0	$23,758

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

June 20, 2016	/s/ LARRY E. STEWARD
Larry E. Steward
Senior Vice President Human Resources and Chair of Benefit Plan Administration Committee